

Mail Stop 3720

April 18, 2016

Mr. Wade Davis
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

      Re: Viacom Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2015
            Filed November 12, 2015
            File No. 001-32686

Dear Mr. Davis:

We have reviewed your March 28, 2016 response to our comment letter and have the following comments. Please comply with the following comments in future filings, or as appropriate for certain of our comments, on a Form 8-K. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Overview, page 32

1.   We note your response to comment 1. Pease revise your tabular presentation of Factors Affecting Comparability on pages 41 and 42 to clearly label "Reported Results" and "Adjusted Results" as GAAP and Non-GAAP respectively.

2.   In addition, we note you present Pre-tax Earnings from Continuing Operations (adjusted) in the aforementioned table but do not list it among the non-GAAP measures used by management. Please revise your disclosure to identify it as a non-GAAP measure and explain how this measure provides useful information to investors.

Restructuring and programming charges, page 41

3.   We note your response to comment 4. Your MD&A should incorporate any quarterly development that has had a significant impact on annual results and should be a stand-alone narrative to enable your investors to better understand the significant drivers that impacted your operating results during the year. Similarly, please expand the notes to the financials to describe the impact of the restructuring and programming charge on your quarterly operating results. Refer to Item 302(a)(3) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 21

4.   We note your response to comment 7. Regulation S-K Item 403(c) requires additional disclosure of any <u>known</u> arrangements that may result in a change in control at Viacom. Given the overlapping roles Viacom management holds at both NAI and the Trust, any such arrangements are known and should be discussed pursuant to Item 403(c) as required by Form 10-K and Item 5.01(b) of Form 8-K provided there is a potential change in control. While you have stated that NAI's ownership of Viacom common stock will remain the same upon Mr. Redstone's death, ultimate decision making over Viacom will shift from Mr. Redstone to the Trustees, thus effectuating a change in control. If you disagree, please provide us with your analysis as to why you believe no change in control will occur at that time.

Related Person Transactions, page 23

5.   We note your response to comment 8 and are unable to agree for the same reasons expressed in our previous comment. In addition, it is not clear why disclosure of Mr. Dauman's position as trustee, but not disclosure of the other Viacom board members' positions as trustees is proper.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Larry Spirgel

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications